Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)
ANNOUNCEMENT
Third Quarterly Report of 2010
§1 Important Notice
1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
1.2 This Third Quarterly Report of 2010 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.
1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this announcement are unaudited.
1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this announcement.

§2 Basic Information of the Company
2.1 Summary of Accounting Data and Financial Indicators
2.1.1 Key Accounting Data and Financial Indicators Prepared under IFRS

Unit: RMB Million
			Changes from
			the end of the
	As at the end	As at the	preceding year
	of the	end of the	to the end of the
	reporting	preceding	reporting period
Items	period	year	(%)
Total assets	1,582,784	1,450,288	9.1
Equity attributable to owners of the Company	899,559	847,223	6.2
Net assets per share attributable to owners of the Company (RMB)	4.92	4.63	6.2

		Changes over
	From the beginning of the	the same period
	year to the end of the	of the preceding
Items	reporting period	year (%)
Net cash flows provided by operating activities	243,847	26.6
Net cash flows provided by operating activities per share (RMB)	1.33	26.6

	For the three months ended			For the nine months ended
	September 30			September 30
	(July-September)			(January-September)
			Changes			Changes
			over the			over the
			same			same
			reporting			reporting
			period of			period of
			the			the
			preceding			preceding
Items	2010	2009	year (%)	2010	2009	year (%)
Profit attributable to owners of the Company	34,700	30,847	12.5	100,030	81,348	23.0
Basic earnings per share (RMB)	0.19	0.17	12.5	0.55	0.44	23.0
Diluted earnings per share (RMB)	0.19	0.17	12.5	0.55	0.44	23.0
Return on net assets (%)	3.9	3.8	0.1 percentage points	11.1	9.9	1.2 percentage points

2.1.2 Key Accounting Data and Financial Indicators Prepared under CAS

Unit: RMB Million
			Changes from the
			end of the
	As at the end	As at the	preceding year to
	of the	end of the	the end of the
	reporting	preceding	reporting period
Items	period	year	(%)
Total assets	1,582,666	1,450,742	9.1
Equity attributable to equity holders of the Company	899,677	847,782	6.1
Net assets per share attributable to equity holders of the Company (RMB)	4.92	4.63	6.1

		Changes over the
	From the beginning of the	same period of the
	year to the end of the	preceding year
Items	reporting period	(%)
Net cash flows from operating activities	248,472	27.4
Net cash flows from operating activities per share (RMB)	1.36	27.4

				From the beginning of the year to
	Reporting Period			the end of the reporting period
	(July-September)			(January-September)
			Changes over			Changes over
			the same			the same
			period of the			period of the
			preceding year			preceding year
Items	2010	2009	(%)	2010	2009	(%)
Net profit attributable to equity holders of the Company	34,699	30,823	12.6	99,910	81,149	23.1
Basic earnings per share (RMB)	0.19	0.17	12.6	0.55	0.44	23.1
Diluted earnings per share (RMB)	0.19	0.17	12.6	0.55	0.44	23.1
Basic earnings after deducting non-recurring profit/loss items (RMB)	0.20	0.17	18.8	0.56	0.45	25.5
Weighted average return on net assets (%)	3.8	3.7	0.1 percentage points	11.2	9.9	1.3 percentage points
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	4.1	3.7	0.4 percentage points	11.5	9.9	1.6 percentage points

Unit: RMB Million
Profit/(loss) for the nine
months ended
Non-recurring profit/loss items	September 30, 2010
Net loss on disposal of non-current assets	(2,308)
Government grants recognised in the current period income statement	350
Net gain on disposal of available-for-sale financial assets	6
Reversal of provisions for bad debts against receivables	110
Income on commissioned loans	1
Other non-operating income and expenses	(1,340)

(3,181)

Tax impact of non-recurring profit/loss items	793
Impact of minority interest	(406)

Total	(2,794)

2.1.3 Differences between CAS and IFRS
     ☑ Applicable     ☐ Not applicable
The consolidated net profit for the period under IFRS and CAS were RMB108,054 million and RMB107,937 million respectively, with a difference of RMB117 million; the consolidated shareholders’ equity for the period under IFRS and CAS were RMB968,460 million and RMB968,434 million respectively, with a difference of RMB26 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2 Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of shareholders at the end of the reporting period	1,309,960 shareholders including 1,301,116 holders of A shares and 8,844 holders of H shares (including 306 holders of the American Depository Shares)
Top ten shareholders holding shares without selling restrictions

		Number of	Type of
Name of shareholders		shares held	shares
1	HKSCC Nominees Limited	20,791,736,598(1)	H shares
2	CNPC	242,519,441	A shares
3	Industrial and Commercial Bank of China — China Universal SCI Index Fund	57,715,066	A shares
4	China Construction Bank — Changsheng Tongqing Detachable Transaction Securities Investment Fund	57,119,759	A shares
5	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	55,047,859	A shares
6	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	39,745,230	A shares
7	Guangxi Investment Group Limited	39,560,045	A shares
8	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	35,482,052	A shares
9	China Pacific Life Insurance Co., Ltd. — Dividends — Personal Dividends	24,088,659	A shares
10	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	23,787,787	A shares

Note:

(1)	CNPC held 256,120,000 H shares through its overseas wholly-owned subsidiary, Fairy King Investments Limited, which were included in the total shares held by HKSCC Nominees Limited.
2.3 Business Review
In the first three quarters of 2010 when the Chinese economy maintained a steady and rapid growth and energy consumption and demand increased, the Group took the initiative and made great strides in its transformation of the pattern of business development. The Group systematically engineered its production and operational plans, continued optimising its investments and controlled its costs and expenses through an all-out effort in precision management. Accordingly, the Group achieved a sustained and effective development in its businesses and its overall operating results were in-line with expectations.
In respect of the exploration and production operations, the Group continued to place emphasis on resources as a strategy and strengthened the meticulous exploration of mature oilfields, actively pushed forward preliminary and venture explorations, and made significant progress in the Tarim Basin, Erdos Basin, Junggar Basin, Qaidam Basin and Bohai Bay Basin, etc.. The Group meticulously organised the production, construction and operations in the development of oil and gas fields and proceeded with construction of key projects in a steady manner. Meticulous management at mature oilfields was enhanced. The Group persisted in conducting comprehensive development of new oilfields and raising production per well through technological advancements. During the reporting period, the Group managed to achieve growth in crude oil production in the domestic market while maintaining steadiness as an objective. Output of natural gas maintained rapid growth. The Group actively pursued cooperation in overseas oil and gas business and strengthened its efforts on the development of new projects. As a result, the Group’s overseas business showed notable developments. The Group made smooth progress on the strategic projects such as in Rumaila and Halfaya, Iraq, and jointly acquired a coal-seam gas company in Australia with Shell. The acquisition of the Canadian oil sands project was successfully completed and the cooperation agreement with respect to the heavy crude oil project in Junin Block 4, Venezuela was executed. The Group continued to make new progress in overseas oil and gas explorations and the scale of international business continued to expand. In the first three quarters of 2010, the Group produced 640 million barrels of crude oil, representing an increase of 1.3% from the same period of last year. Production of marketable natural gas amounted to 1,684.5 billion cubic feet, representing an increase of 10.5% from the same period of last year. Output of oil and gas equivalent amounted to 921 million barrels, representing an increase of 4.0% from the same period of last year, of which overseas output of oil and gas equivalent amounted to 84 million barrels, representing an increase of 10.0% from the same period of last year.
Confronted by the impact of the fluctuations of the international crude oil price at a high level, the refining and chemicals operations fully leveraged on its integrated operations advantage. In a market-oriented manner, the Group optimised the allocation of crude oil and readjusted the product mix. On the other hand, the Group strived to enhance product quality and technological progress to bring down processing costs while enhancing processing capabilities and as a result, achieved safe, steady and efficient operation of its production facilities. Significant progress was made in respect of key projects. The construction of Guangxi Petrochemical project with an annual refining capacity of 10 million tons of crude oil was officially commissioned and key projects such as Sichuan Petrochemical and Ningxia Petrochemical also progressed as scheduled. In the first three quarters of 2010, the Group processed 657 million barrels of crude oil, representing an increase of 8.3% from the same period of last year, produced 57.792 million tones of gasoline, diesel and kerosene, representing an increase of 7.2% from the same period of last year, and produced 2.673 million tonnes of ethylene, representing an increase of 30.5% from the same period of last year.
In respect of the marketing operations, which faced intense market competition, the Group strengthened its efforts in market research as well as in resources management and deployment, optimised its marketing network and quickened its pace in building storage facilities. The Group constantly enhanced the management levels and service quality to establish a premium brand image and increase its market share. In respect of international trade, the Group continued to enhance the quality of its business operation, trade volume and capability of resources management. In the first three quarters of 2010, the Group sold 90.921 million tonnes of gasoline, diesel and kerosene, representing an increase of 24.3% from the same period of last year.
In respect of the natural gas and pipeline operations, the Group put its focus on both efficiency and safety. Leveraging on its advantage in centralised control of pipeline networks, the Group strengthened its management in production, transportation, marketing and storage, as well as its control over the production and operation processes. The Group achieved sustained steady growth in the sales volume of natural gas. Key projects progressed as scheduled. The Sino-Russia Crude Oil Pipeline is completed and commissioned. Construction works of Line B of the Central-Asia China Gas Pipeline was completed and pipeline pressure is being increased in stages. Construction works of the East Section of the Second West-East Gas Pipeline were accelerated. Construction works of other key projects progressed smoothly.

Summary of Key Operating Data for the Nine Months Ended September 30, 2010

			For the nine months ended		Changes over the
			September 30		same period
	Operating Data	Unit	2010	2009	of 2009 (%)
	Crude oil output	Million barrels	639.7	631.2	1.3
	Marketable natural gas output	Billion cubic feet	1,684.5	1,524.8	10.5
	Oil and natural gas equivalent output	Million barrels	920.5	885.4	4.0
	Average realised price for crude oil	USD/barrel	71.76	49.06	46.3
	Average realised price for natural gas	USD/thousand cubic feet	3.74	3.40	10.0
	Processed crude oil	Million barrels	657.4	607.1	8.3
	Gasoline, kerosene and diesel output	Thousand tonnes	57,792	53,910	7.2
of which:	Gasoline	Thousand tonnes	16,760	16,658	0.6
	Kerosene	Thousand tonnes	1,815	1,691	7.3
	Diesel	Thousand tonnes	39,217	35,561	10.3
	Total sales volume of gasoline, kerosene and diesel	Thousand tonnes	90,921	73,165	24.3
of which:	Gasoline	Thousand tonnes	27,277	22,463	21.4
	Kerosene	Thousand tonnes	4,862	3,749	29.7
	Diesel	Thousand tonnes	58,782	46,953	25.2
	Output of key chemical products
	Ethylene	Thousand tonnes	2,673	2,049	30.5
	Synthetic resin	Thousand tonnes	4,055	3,062	32.4
	Synthetic fiber raw materials and polymer	Thousand tonnes	1,476	1,064	38.7
	Synthetic rubber	Thousand tonnes	460	291	58.1
	Urea	Thousand tonnes	2,805	3,045	(7.9)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3 Significant Events
3.1 Significant changes in key accounting items and financial indicators under CAS and explanation of such changes
     ☑ Applicable     ☐ Inapplicable

				Unit: RMB Million
	September 30,	December 31,	Changes
Items	2010	2009	(%)	Key explanation of the changes
Notes receivable	5,753	4,268	35	Mainly due to increase in bank’s acceptance bills receivable
Advances to suppliers	56,929	36,402	56	Mainly due to increase in prepaid construction expenditure
Other receivables	8,408	4,815	75	Mainly due to increase in receivables
Other current assets	1,201	18,378	(93)	Mainly due to decrease in input value added tax to be deducted during the reporting period
Long-term equity investments	59,344	27,562	115	Mainly due to increase in investment on the acquisition of associated and jointly controlled companies during the reporting period
Advance from customers	27,983	21,193	32	Mainly due to more customers purchasing refined products by advance payments
Employee compensation payable	11,784	5,105	131	Mainly due to an increase in the compensation payable as a result of business expansion of the Group
Other payables	42,829	17,125	150	Mainly due to an increase in outstanding payments
Current portion of non-current liabilities	3,203	14,229	(77)	Mainly due to the repayment of the current portion of the non-current liabilities being higher than the amount of long-term borrowings falling due within a year
Other current liabilities	32,904	62,554	(47)	Mainly due to the repayments of short-term financing bills
Long-term borrowings	48,301	36,506	32	Mainly due to an increase in long-term borrowings to meet the business needs of the Group
Debentures payable	99,776	48,965	104	Mainly due to the increased in medium-term notes issued to meet the business needs of the Group
Other non-current liabilities	3,506	2,367	48	Mainly due to an increase in deferred income
Special reserve	10,834	8,075	34	Mainly due to an increase in the provision for production safety fee
Currency translation differences	(2,133)	(4,186)	(49)	Mainly due to the depreciation of the foreign currencies including the US Dollar

	For nine months
	ended September 30		Changes
Items	2010	2009	(%)	Key explanation of the changes
Operating income	1,048,099	683,019	53	Mainly due to increases in sales prices and sales volumes of main products
Cost of sales	(690,353)	(409,681)	69	Mainly due to increases in the volume of crude oil, feedstock oil and other raw materials purchased and a rise in the prices thereof
Tax and levies on operations	(128,997)	(90,953)	42	Mainly due to increases in special levy on the sale of domestic crude oil and consumption taxes payable
Asset impairment losses	(3,082)	(2,290)	35	Mainly due to an increase in impairment of oil and gas assets during the reporting period
Investment income	4,417	1,672	164	Mainly due to an increase in the results of associates and jointly controlled entities
Non-operating income	2,728	1,576	73	Mainly due to the increase in non-operating income generated from acquisition of an associated company during the reporting period
Non-operating expenses	(5,619)	(2,250)	150	Mainly due to an increase in losses arising from write-off and damage of assets
Net profit attributable to minority interest	8,027	2,998	168	Mainly due to an increase in profits of subsidiaries as a result of an increase in the international crude oil price
Net cash flows from financing activities	(38,452)	91,148	—	Mainly due to the repayment of short-term financing bills in the reporting period

3.2 Developments and impacts of significant events as well as the analysis of and explanation for the solutions
     ☑ Applicable     ☐ Inapplicable

1. The acquisition of the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan and the relevant assets and liabilities as disclosed previously by the Company is ongoing. This acquisition does not have any impact on the continuity of the Group’s business and the stability of its management.
2. On May 20, 2010, the shareholders of the Company considered and approved the subscription of new registered capital in China Petroleum Finance Co., Ltd. (“CPF”), under which the Company contributed a total capital of RMB9.618 billion to subscribe for a total of RMB2.441 billion new registered capital of CPF and accounted for the remaining RMB7.177 billion as capital reserves of CPF. The capital injection has been completed by the end of the reporting period and the equity interest of the Company in CPF increased from 7.5% to 49%.
3. On March 19, 2010, a share acquisition agreement was entered into between Arrow Energy Limited (“Arrow”), a coal-seam gas company in Australia, and a joint venture company formed by a subsidiary of the Group and Shell Energy Holdings Australia Ltd. on a 50:50 sharing basis, under which it was agreed that the entire shares of Arrow be acquired at AUD4.70 per share for a cash consideration of approximately AUD3.5 billion (approximately RMB21,120 million). The acquisition was approved at a general meeting by the shareholders of Arrow and was approved by both the Chinese and Australian governments. The acquisition was completed on August 23, 2010.
3.3 Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller
     ☑ Applicable     ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2009 Annual Report of the Company. There have been no events affecting the performance of these undertakings.
3.4 Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year
     ☐ Applicable     ☑ Inapplicable

3.5 Investments in securities
     ☐ Applicable      ☑ Inapplicable
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
October 27, 2010
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX
A. Financial statements for the third quarter of 2010 prepared in accordance with IFRS
1-1. Statement of Consolidated Comprehensive Income

	Three months ended September 30
	2010	2009
	RMB Million	RMB Million

TURNOVER	363,302	267,742

OPERATING EXPENSES
Purchases, services and other	(203,120)	(125,433)
Employee compensation costs	(18,648)	(15,343)
Exploration expenses, including exploratory dry holes	(2,960)	(5,161)
Depreciation, depletion and amortisation	(26,788)	(24,774)
Selling, general and administrative expenses	(19,248)	(14,848)
Taxes other than income taxes	(44,430)	(38,273)
Other expenses, net	(3,370)	(333)

TOTAL OPERATING EXPENSES	(318,564)	(224,165)

PROFIT FROM OPERATIONS	44,738	43,577

FINANCE COSTS
Exchange gain	605	206
Exchange loss	(996)	(277)
Interest income	428	346
Interest expense	(1,370)	(1,046)

TOTAL NET FINANCE COSTS	(1,333)	(771)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	2,905	769

PROFIT BEFORE INCOME TAX EXPENSE	46,310	43,575
INCOME TAX EXPENSE	(8,694)	(11,283)

PROFIT FOR THE PERIOD	37,616	32,292

OTHER COMPREHENSIVE INCOME:
Currency translation differences	1,301	(106)
Fair value gain/(loss) from available-for-sale financial assets	34	(12)
Income tax relating to components of other comprehensive income/(loss)	(8)	2

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	1,327	(116)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	38,943	32,176

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	34,700	30,847
Non-controlling interest	2,916	1,445

	37,616	32,292

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	36,438	30,768
Non-controlling interest	2,505	1,408

	38,943	32,176

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.19	0.17

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

1-2. Statement of Consolidated Comprehensive Income

	Nine months ended September 30
	2010	2009
	RMB Million	RMB Million

TURNOVER	1,048,099	683,019

OPERATING EXPENSES
Purchases, services and other	(565,649)	(306,350)
Employee compensation costs	(56,352)	(45,917)
Exploration expenses, including exploratory dry holes	(18,769)	(16,268)
Depreciation, depletion and amortisation	(82,640)	(67,633)
Selling, general and administrative expenses	(53,361)	(41,875)
Taxes other than income taxes	(133,624)	(95,000)
Other expenses, net	(4,031)	(399)

TOTAL OPERATING EXPENSES	(914,426)	(573,442)

PROFIT FROM OPERATIONS	133,673	109,577

FINANCE COSTS
Exchange gain	1,533	471
Exchange loss	(2,126)	(1,380)
Interest income	1,421	850
Interest expense	(4,888)	(3,597)

TOTAL NET FINANCE COSTS	(4,060)	(3,656)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	5,345	1,508

PROFIT BEFORE INCOME TAX EXPENSE	134,958	107,429
INCOME TAX EXPENSE	(26,904)	(23,093)

PROFIT FOR THE PERIOD	108,054	84,336

OTHER COMPREHENSIVE INCOME:
Currency translation differences	1,770	(4,106)
Fair value (loss)/gain from available-for-sale financial assets	(4)	92
Income tax relating to components of other comprehensive (loss)/income	(2)	(19)

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	1,764	(4,033)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	109,818	80,303

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	100,030	81,348
Non-controlling interest	8,024	2,988

	108,054	84,336

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	102,085	79,340
Non-controlling interest	7,733	963

	109,818	80,303

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.55	0.44

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Consolidated Statement of Financial Position

	September 30, 2010	December 31, 2009
	RMB Million	RMB Million

NON-CURRENT ASSETS
Property, plant and equipment	1,132,696	1,075,467
Investments in associates and jointly controlled entities	59,932	28,223
Available-for-sale financial assets	2,153	2,343
Advance operating lease payments	33,170	30,236
Intangible and other assets	21,639	18,017
Deferred tax assets	235	289
Time deposits with maturities over one year	2,897	1,330

TOTAL NON-CURRENT ASSETS	1,252,722	1,155,905

CURRENT ASSETS
Inventories	113,956	114,781
Accounts receivable	36,125	28,785
Prepaid expenses and other current assets	66,538	59,595
Notes receivable	5,753	4,268
Time deposits with maturities over three months but within one year	3,051	29
Cash and cash equivalents	104,639	86,925

TOTAL CURRENT ASSETS	330,062	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	279,575	204,739
Income taxes payable	10,955	9,721
Other taxes payable	26,563	25,242
Short-term borrowings	77,457	148,851

TOTAL CURRENT LIABILITIES	394,550	388,553

NET CURRENT LIABILITIES	(64,488)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,188,234	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	471,767	424,067
Reserves	244,771	240,135

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	899,559	847,223
Non-controlling interest	68,901	60,478

TOTAL EQUITY	968,460	907,701

NON-CURRENT LIABILITIES
Long-term borrowings	148,077	85,471
Asset retirement obligations	48,150	44,747
Deferred tax liabilities	20,041	21,449
Other long-term obligations	3,506	2,367

TOTAL NON-CURRENT LIABILITIES	219,774	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,188,234	1,061,735

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flow

	Nine months ended September 30
	2010	2009
	RMB Million	RMB Million

CASH FLOWS FROM OPERATING ACTIVTIES

Profit for the period	108,054	84,336
Adjustments for:
Income tax expense	26,904	23,093
Depreciation, depletion and amortisation	82,640	67,633
Capitalised exploratory costs charged to expense	9,834	8,116
Share of profit of associates and jointly controlled entities	(5,345)	(1,508)
Reversal of provision for impairment of receivables, net	(103)	(88)
Write down in inventories, net	88	75
Loss on disposal of property, plant and equipment	2,350	27
Loss/(Gain) on disposal of investments in associates and jointly controlled entities	4	(41)
Gain on disposal of subsidiaries	(62)	—
(Gain)/Loss on disposal of available-for-sale financial assets	(7)	4
Loss on disposal of intangible and other non-current assets	—	5
Dividend income	(153)	(157)
Interest income	(1,421)	(850)
Interest expense	4,888	3,597
Advance payments on long-term operating leases	(4,625)	(2,379)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(5,227)	(1,193)
Inventories	999	(11,311)
Accounts payable and accrued liabilities	52,144	43,968

CASH GENERATED FROM OPERATIONS	270,962	213,327
Income taxes paid	(27,115)	(20,749)

NET CASH PROVIDED BY OPERATING ACTIVITIES	243,847	192,578

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flow (Continued)

	Nine months ended September 30
	2010	2009
	RMB Million	RMB Million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(160,693)	(152,359)
Acquisition of investments in associates and jointly controlled entities	(27,839)	(15,909)
Acquisition of available-for-sale financial assets	(27)	(14)
Acquisition of intangible assets and other non-current assets	(1,591)	(2,272)
Purchase of non-controlling interest	(352)	(58)
Acquisition of subsidiaries	(798)	(177)
Proceeds from disposal of property, plant and equipment	496	441
Proceeds from disposal of subsidiaries	22	15
Proceeds from disposal of investments in associates and jointly controlled entities	108	58
Proceeds from disposal of available-for-sale financial assets	32	112
Proceeds from disposal of intangible and other non-current assets	48	13
Interest received	1,312	767
Dividends received	6,067	583
(Increase)/decrease in time deposits with maturities over three months	(4,639)	3,524

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(187,854)	(165,276)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(180,310)	(76,096)
Repayments of long-term borrowings	(27,070)	(7,447)
Interest paid	(5,527)	(3,564)
Dividends paid to non-controlling interest	(1,860)	(2,032)
Dividends paid to owners of the Company	(23,799)	(27,367)
Increase in short-term borrowings	119,863	148,114
Increase in long-term borrowings	78,448	56,597
Capital contribution from non-controlling interest	1,901	3,663
Capital reduction of subsidiaries	—	(676)
Decrease in other long-term obligations	(98)	(44)

NET CASH FLOWS (USED FOR) / FROM FINANCING ACTIVITIES	(38,452)	91,148

TRANSLATION OF FOREIGN CURRENCY	173	144

Increase in cash and cash equivalents	17,714	118,594
Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	104,639	151,744

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

B. Financial statements for the third quarter of 2010 prepared in accordance with CAS
1. Consolidated Balance Sheet

	September 30, 2010	December 31, 2009
ASSETS	RMB Million	RMB Million

Current assets
Cash at bank and on hand	110,587	88,284
Notes receivable	5,753	4,268
Accounts receivable	36,125	28,785
Advances to suppliers	56,929	36,402
Other receivables	8,408	4,815
Inventories	113,956	114,781
Other current assets	1,201	18,378

Total current assets	332,959	295,713

Non-current assets
Available-for-sale financial assets	2,109	2,296
Long-term equity investments	59,344	27,562
Fixed assets	362,492	331,473
Oil and gas properties	517,129	519,459
Construction in progress	240,073	212,739
Construction materials	12,650	12,169
Intangible assets	32,518	30,622
Goodwill	3,037	2,818
Long-term prepaid expenses	16,079	14,952
Deferred tax assets	235	289
Other non-current assets	4,041	650

Total non-current assets	1,249,707	1,155,029

TOTAL ASSETS	1,582,666	1,450,742

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND	September 30, 2010	December 31, 2009
SHAREHOLDERS’ EQUITY	RMB Million	RMB Million

Current liabilities
Short-term borrowings	74,254	74,622
Notes payable	2,400	2,002
Accounts payable	161,675	156,760
Advances from customers	27,983	21,193
Employee compensation payable	11,784	5,105
Taxes payable	37,518	34,963
Other payables	42,829	17,125
Current portion of non-current liabilities	3,203	14,229
Other current liabilities	32,904	62,554

Total current liabilities	394,550	388,553

Non-current liabilities
Long-term borrowings	48,301	36,506
Debentures payable	99,776	48,965
Provisions	48,150	44,747
Deferred tax liabilities	19,949	21,493
Other non-current liabilities	3,506	2,367

Total non-current liabilities	219,682	154,078

Total liabilities	614,232	542,631

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,882	116,379
Special reserve	10,834	8,075
Surplus reserves	125,447	125,447
Undistributed profits	466,626	419,046
Currency translation differences	(2,133)	(4,186)

Equity attributable to equity holders of the Company	899,677	847,782

Minority interest	68,757	60,329

Total shareholders’ equity	968,434	908,111

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,582,666	1,450,742

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet

	September 30, 2010	December 31, 2009
ASSETS	RMB Million	RMB Million

Current assets
Cash at bank and on hand	79,887	66,888
Notes receivable	8,662	9,704
Accounts receivable	4,630	3,314
Advances to suppliers	41,089	20,120
Other receivables	16,240	17,217
Inventories	94,157	93,740
Other current assets	1,084	11,580

Total current assets	245,749	222,563

Non-current assets
Available-for-sale financial assets	609	982
Long-term equity investments	172,002	146,364
Fixed assets	289,108	262,421
Oil and gas properties	345,386	355,038
Construction in progress	172,320	167,362
Construction materials	10,704	11,044
Intangible assets	24,944	23,468
Goodwill	119	119
Long-term prepaid expenses	13,516	12,696
Other non-current assets	359	286

Total non-current assets	1,029,067	979,780

TOTAL ASSETS	1,274,816	1,202,343

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet (Continued)

LIABILITIES AND	September 30, 2010	December 31, 2009
SHAREHOLDERS’ EQUITY	RMB Million	RMB Million

Current liabilities
Short-term borrowings	63,605	77,339
Notes Payable	165	21
Accounts payable	95,688	101,135
Advances from customers	18,659	15,043
Employee compensation payable	10,454	4,303
Taxes payable	27,461	24,281
Other payables	33,588	12,636
Current portion of non-current liabilities	176	13,884
Other current liabilities	31,138	61,354

Total current liabilities	280,934	309,996

Non-current liabilities
Long-term borrowings	19,522	14,672
Debentures payable	99,500	48,500
Provisions	31,733	29,137
Deferred tax liabilities	5,474	8,219
Other non-current liabilities	2,752	1,975

Total non-current liabilities	158,981	102,503

Total liabilities	439,915	412,499

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,110	128,041
Special reserve	8,492	6,020
Surplus reserves	114,347	114,347
Undistributed profits	400,931	358,415

Total shareholders’ equity	834,901	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,274,816	1,202,343

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3-1. Consolidated Income Statements

		Three months ended September 30
		2010	2009
Items		RMB Million	RMB Million

Operating income		363,302	267,742
Less:	Cost of sales	(242,136)	(160,759)
	Tax and levies on operations	(42,933)	(36,560)
	Selling expenses	(14,192)	(12,209)
	General and administrative expenses	(15,830)	(11,994)
	Finance expenses	(1,438)	(883)
	Asset impairment losses	60	(2,249)
Add:	Investment income	1,791	787

Operating profit		48,624	43,875

Add:	Non-operating income	1,700	497
Less:	Non-operating expenses	(4,015)	(838)

Profit before taxation		46,309	43,534
Less:	Taxation	(8,694)	(11,264)

Net profit		37,615	32,270

Attributable to:
Equity holders of the Company		34,699	30,823
Minority interest		2,916	1,447

Earnings per share
Basic earnings per share (RMB Yuan)		0.19	0.17
Diluted earnings per share (RMB Yuan)		0.19	0.17

Other comprehensive income/(loss)		1,327	(116)

Total comprehensive income		38,942	32,154
Attributable to:
Equity holders of the Company		36,437	30,744
Minority interest		2,505	1,410

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3-2. Consolidated Income Statements

		Nine months ended September 30
		2010	2009
Items		RMB Million	RMB Million

Operating income		1,048,099	683,019
Less:	Cost of sales	(690,353)	(409,681)
	Tax and levies on operations	(128,997)	(90,953)
	Selling expenses	(40,663)	(33,181)
	General and administrative expenses	(47,326)	(36,746)
	Finance expenses	(4,357)	(4,036)
	Asset impairment losses	(3,082)	(2,290)
Add:	Investment income	4,417	1,672

Operating profit		137,738	107,804

Add:	Non-operating income	2,728	1,576
Less:	Non-operating expenses	(5,619)	(2,250)

Profit before taxation		134,847	107,130
Less:	Taxation	(26,910)	(22,983)

Net profit		107,937	84,147

Attributable to:
Equity holders of the Company		99,910	81,149
Minority interest		8,027	2,998

Earnings per share
Basic earnings per share (RMB Yuan)		0.55	0.44
Diluted earnings per share (RMB Yuan)		0.55	0.44

Other comprehensive income/(loss)		1,764	(4,033)

Total comprehensive income		109,701	80,114

Attributable to:
Equity holders of the Company		101,965	79,141
Minority interest		7,736	973

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4-1. Income Statements

		Three months ended September 30
		2010	2009
Items		RMB Million	RMB Million

Operating income		248,559	193,847
Less:	Cost of sales	(165,683)	(114,698)
	Tax and levies on operations	(33,732)	(29,725)
	Selling expenses	(11,369)	(12,019)
	General and administrative expenses	(12,099)	(8,558)
	Finance expenses	(1,143)	(929)
	Asset impairment losses	49	(2,252)
Add:	Investment income	14,102	10,976

Operating profit		38,684	36,642

Add:	Non-operating income	522	408
Less:	Non-operating expenses	(3,879)	(889)

Profit before taxation		35,327	36,161
Less:	Taxation	(2,320)	(6,293)

Net profit		33,007	29,868

Earnings per share
Basic earnings per share (RMB Yuan)		0.18	0.16
Diluted earnings per share (RMB Yuan)		0.18	0.16

Other comprehensive income/(loss)		15	(21)

Total comprehensive income		33,022	29,847

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4-2. Income Statements

		Nine months ended September 30
		2010	2009
Items		RMB Million	RMB Million

Operating income		712,680	511,816
Less:	Cost of sales	(474,909)	(312,973)
	Tax and levies on operations	(100,351)	(77,182)
	Selling expenses	(32,511)	(29,238)
	General and administrative expenses	(36,826)	(27,326)
	Finance expenses	(3,937)	(2,989)
	Asset impairment losses	(3,000)	(2,294)
Add:	Investment income	45,050	28,283

Operating profit		106,196	88,097

Add:	Non-operating income	1,299	1,293
Less:	Non-operating expenses	(5,288)	(1,907)

Profit before taxation		102,207	87,483
Less:	Taxation	(7,287)	(10,618)

Net profit		94,920	76,865

Earnings per share
Basic earnings per share (RMB Yuan)		0.52	0.42
Diluted earnings per share (RMB Yuan)		0.52	0.42

Other comprehensive income		—	42

Total comprehensive income		94,920	76,907

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2010	2009
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,220,539	795,044
Refund of taxes and levies	465	547
Cash received relating to other operating activities	4,369	866

Sub-total of cash inflows	1,225,373	796,457

Cash paid for goods and services	(665,988)	(371,636)
Cash paid to and on behalf of employees	(49,689)	(43,133)
Payments of taxes and levies	(212,479)	(145,419)
Cash paid relating to other operating activities	(48,745)	(41,312)

Sub-total of cash outflows	(976,901)	(601,500)

Net cash flows from operating activities	248,472	194,957

Cash flows from investing activities
Cash received from disposal of investments	162	3,709
Cash received from returns on investments	7,379	1,350
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	544	454

Sub-total of cash inflows	8,085	5,513

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(166,909)	(157,010)
Cash paid to acquire investments	(33,655)	(16,158)

Sub-total of cash outflows	(200,564)	(173,168)

Net cash flows from investing activities	(192,479)	(167,655)

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement (Continued)

	Nine months ended September 30
	2010	2009
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from capital contributions	1,901	3,663
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,901	3,663
Cash received from borrowings	198,311	204,711
Cash received relating to other financing activities	237	137

Sub-total of cash inflows	200,449	208,511

Cash repayments of borrowings	(207,380)	(83,543)
Cash payments for interest expenses and distribution of dividends or profits	(31,186)	(32,963)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,860)	(2,031)
Capital reduction	—	(676)
Cash payments relating to other financing activities	(335)	(181)

Sub-total of cash outflows	(238,901)	(117,363)

Net cash flows from financing activities	(38,452)	91,148

Effect of foreign exchange rate changes on cash and cash equivalents	173	144

Net increase in cash and cash equivalents	17,714	118,594

Add: Cash and cash equivalents at beginning of the period	86,925	33,150

Cash and cash equivalents at end of the period	104,639	151,744

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement

	Nine months ended September 30
	2010	2009
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	834,884	592,802
Refund of taxes and levies	341	547
Cash received relating to other operating activities	8,384	6,236

Sub-total of cash inflows	843,609	599,585

Cash paid for goods and services	(456,705)	(302,889)
Cash paid to and on behalf of employees	(37,738)	(32,368)
Payments of taxes and levies	(149,577)	(92,641)
Cash paid relating to other operating activities	(34,190)	(40,084)

Sub-total of cash outflows	(678,210)	(467,982)

Net cash flows from operating activities	165,399	131,603

Cash flows from investing activities
Cash received from disposal of investments	81	4,750
Cash received from returns on investments	44,633	29,019
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	492	250

Sub-total of cash inflows	45,206	34,019

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(112,441)	(119,402)
Cash paid to acquire investments	(27,238)	(8,938)
Sub-total of cash outflows	(139,679)	(128,340)

Net cash flows from investing activities	(94,473)	(94,321)

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement (Continued)

	Nine months ended September 30
	2010	2009
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from borrowings	129,404	155,259
Cash received relating to other financing activities	118	98

Sub-total of cash inflows	129,522	155,357

Cash repayments of borrowings	(160,883)	(52,502)
Cash payments for interest expenses and distribution of dividends or profits	(29,376)	(30,326)
Cash payments relating to other financing activities	(190)	(181)

Sub-total of cash outflows	(190,449)	(83,009)

Net cash flows from financing activities	(60,927)	72,348

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	9,999	109,630

Add: Cash and cash equivalents at beginning of the period	66,888	21,759

Cash and cash equivalents at end of the period	76,887	131,389

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun